UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2003

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No           ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: December 1, 2003                     By: ____"Sandra J. Hall"____ ______
              Sandra J. Hall,
                                                        President, Secretary & Director

News Release

Toronto, Canada – December 1, 2003 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued un audited consolidated financial statements for the three month period ending September 30, 2003. These statements reflect the following activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

  consolidated revenues of $7.0 million for the three month period ending September 30, 2003 ($10.5 million -2002);
  consolidated gross profits of $1.0 million for the three month period ending September 30, 2003 ($1.3 million - 2002);
  consolidated net income of $0.2 million for the three month period ending September 30, 2003 ($0.3 million - 2002); and
  consolidated basic net income and fully diluted net income per share of $0.04 ($0.09 per share - 2002).

EnerNorth's consolidated revenues of $7.0 million for the three month period ending September 30, 2003 decreased by 33% from $10.5 million reported as of September 30, 2002. Revenue reductions were derived from the Company's Industrial & Offshore Division. During the three month period ending September 30, 2003 revenue from the Oil & Gas Division remained constant at $0.1 million compared to the three month period ending September 30, 2002.

EnerNorth’s consolidated gross profit for the three month period ending September 30, 2003 decreased by 23%, from $1.3 million in three month period ending September 30, 2002 to $1.0 million in three month period ended September 30, 2003. The decrease in gross profit was primarily driven by decreased revenue during the current period versus the prior period. The affect of the reduced revenue was partially offset by an increased gross profit margin as a percentage of sales. During the three month period ending September 30, 2003 the gross profit margin as a percentage of sales was 14% versus 12% for the previous three month period. During the three month period ending September 30, 2003 gross profits from the Industrial & Offshore Division decreased 15% to $1.1 million from $1.3 million during the three month period ending September 30, 2002. Gross profit for the Company's Oil & Gas Division decreased to ($70,000) for the three month period ending September 30, 2003 from ($20,000) for the three month period ending September 30, 2002. This decrease was primarily related to increased depletion.

Net income decreased by $0.1 million from $0.3 million for three month period ended September 30, 2002 to $0.2 million for three month period ended September 30, 2003. The decrease in net income for three month period ended September 30, 2003 was primarily related to decreased gross profits which was partially offset by other income of $0.1 million.

As a result of the noted net income, net income per share for the three month period ending September 30, 2003 decreased by 56% to $0.04 per share from $0.09 per share for three month period ended September 30, 2002.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com